                                                                    Exhibit 2.5

David S. Kurtz
Timothy R. Pohl
JONES, DAY, REAVIS & POGUE
77 West Wacker
Chicago, Illinois  60601-1692
Telephone:  (312) 782-3939

Susanne Meline, Bar No. 169177
JONES, DAY, REAVIS & POGUE
555 West Fifth Street, Suite 4600
Los Angeles, California  90013-1025
Telephone:  (213) 489-3939

Attorneys for Debtors
and Debtors in Possession





                         UNITED STATES BANKRUPTCY COURT

                         CENTRAL DISTRICT OF CALIFORNIA



In re:                                )  Jointly Administered
                                      )  Case No. SV96-23185-GM
PHYSICIANS CLINICAL                   )
LABORATORY, INC.,                     )  Chapter 11
a Delaware corporation,               )
et al.,                               )  MOTION OF DEBTORS AND DEBTORS IN
                                      )  POSSESSION FOR ENTRY OF ORDER
                           Debtors.   )  AUTHORIZING PHYSICIANS CLINICAL
                                      )  LABORATORY, INC. TO ACQUIRE ALL
                                      )  ISSUED AND OUTSTANDING STOCK OF
                                      )  MEDICAL SCIENCE INSTITUTE;
                                      )  MEMORANDUM OF POINTS AND
                                      )  AUTHORITIES IN SUPPORT THEREOF;
                                      )  DECLARATIONS OF J. MARVIN
                                      )  FEIGENBAUM AND ROBERT H. WARSHAUER
                                      )
                                      )  Date:   January 29, 1997
                                      )  Time:   9:00 a.m.
                                      )  Place:  Courtroom 303
                                      )          21041 Burbank Boulevard
                                      )          Woodland Hills, CA  91367
--------------------------------------

                  The above-captioned debtors and debtors in possession (collectively, the "Debtors") hereby move this Court for the entry of an order authorizing Debtor Physicians Clinical

Laboratory, Inc. ("PCL") to acquire from Nu-Tech Bio-Med, Inc. ("Nu-Tech") all of the issued and outstanding stock of Medical Science Institute ("MSI"), pursuant to section 363 of the Bankruptcy Code, 11 U.S.C. SectionSection 101-1330 (the "Bankruptcy Code"). The proposed acquisition (the "MSI Acquisition") of the stock of MSI (the "MSI Stock"), would be consummated pursuant to the terms and conditions outlined in the termsheet (the "MSI Termsheet") attached as Schedule 1 to the declaration of Robert Warshauer (the "Warshauer Declaration"), which is attached hereto. In support of this Motion, the Debtors respectfully represent as follows:

                                 PCL BACKGROUND

                  1. On November 8, 1996 (the "Petition Date"), the Debtors commenced their respective reorganization cases by filing voluntary petitions for relief under chapter 11 of the Bankruptcy Code.

                  2. The Debtors are continuing in possession of their property and are operating and managing their businesses, as debtors in possession, pursuant to sections 1107 and 1108 of the Bankruptcy Code.

                  3. The Court has jurisdiction over this matter pursuant to 28 U.S.C. SectionSection 157 and 1334. This is a core proceeding pursuant to 28 U.S.C. Section 157(b)(2).

                  4. Pursuant to an order entered on the Petition Date, the Debtors' chapter 11 cases have been consolidated for procedural purposes only and are being administered jointly.

                  5. On November 18, 1996, the United States Trustee for the Central District of California (the "U.S. Trustee") appointed a statutory committee of unsecured creditors in these cases, pursuant to section 1102 of the Bankruptcy Code (the "Creditors' Committee").

                  6. The Debtors provide clinical laboratory testing services in the State of California. Clinical testing focuses on testing bodily fluids for the diagnosis and treatment of illnesses. The Debtors provide these services in a high-quality and cost-efficient manner to a diversified group of customers and payor sources, including office-based physicians, managed health care associations and acute-care hospitals.

                                 MSI BACKGROUND

                  7. MSI is also in the business of providing clinical laboratory testing services. MSI's laboratory is located in Burbank, California and MSI leases approximately twenty (20) physician service centers, primarily in the Southern California area. MSI's present annual revenues are approximately $12 million.

                  8. On or about October 26, 1995, MSI commenced a chapter 11 case entitled In Re Medical Science Institute in the United States Bankruptcy Court, Central District of California, Case No. LA 95-37790 TD (the "MSI Bankruptcy Case"). On or about November 18, 1996, the Bankruptcy Court confirmed MSI's First Amended Plan of Reorganization (the "MSI Plan"), pursuant to which Nu-Tech acquired the MSI Stock. As more fully set forth in the declaration of J. Marvin Feigenbaum (the "Feigenbaum Declaration") attached hereto, the total purchase price paid by Nu-Tech for the MSI Stock was approximately $6.75 million, comprised as follows: (a) $2,210,595.56 in cash used to fund outstanding administrative claims (including $750,000 of outstanding professional fees, which the MSI Plan provides can not exceed $1.175 million), non-tax priority claims and effective date lease payments; (b) $2,540,480.75 paid to Austin Financial Services, Inc. to satisfy its senior secured claim against MSI's assets; and (c) Nu-Tech stock valued at $2 million, paid to MSI's sole shareholder.

                  9. In addition, pursuant to the MSI Plan, reorganized MSI assumed the obligations to: (a) satisfy outstanding, postpetition trade payables; (b) pay outstanding cure amounts for obligations with respect to assumed leases; (c) pay approximately $425,000 in prepetition priority taxes owed to the Federal government with interest, over six years from the date of assessment; and (d) pay the difference between allowed professional fees (up to a cap of $1.175 million) and the $750,000 paid on or about the effective date, in payments over 15 months. Nu-Tech has guaranteed payment of such unpaid professional Fees.

                  10. In addition to the foregoing, as more fully set forth in the Feigenbaum Declaration, Nu-Tech incurred approximately $64,800.00 of fees and expenses in acquiring the MSI Stock and, from the MSI Plan effective date through December 24, 1996, has contributed an additional $405,000.00 to MSI in order to support its operations. Additionally, on December 2, 1996, Nu-Tech borrowed $2.5 million from a third party in order to partly finance its acquisition of the MSI Stock, and will incur interest charges with respect to that loan through the date of closing of PCL's acquisition of the MSI

Stock. Further, Nu-Tech believes that it may be necessary to loan or contribute additional funds to MSI prior to such date of up to $400,000. Exclusive of this interest and any additional loans or contributions which may be made after December 24, 1996, Nu-Tech's total investment in MSI is $7,220,874.05.

                      PCL REORGANIZATION PLAN NEGOTIATIONS

                  11. As the Court is aware, the Debtors commenced heir chapter 11 cases after reaching agreement on the terms of a reorganization plan with their senior secured lenders (the "Senior Lenders") and Nu-Tech, which provided for, among other things, Nu-Tech to acquire 51% of reorganized PCL's common stock in return for a $15 million cash investment in the Debtors. The agreement provided for Nu-Tech to receive the reorganized PCL stock in two components: (a) 34% of such stock in satisfaction of Nu-Tech's $13.3 million secured claim against PCL, which claim was purchased from the Senior Lenders for $10 million prior to the Petition Date, and which $10 million was used by the Senior Lenders to fund a debtor in possession loan facility (the "DIP Loan") for the Debtors, which has been previously approved by this Court and (b) 17% of such stock in exchange for a $5 million cash infusion upon the effective date of a reorganization plan. On or about December 2, 1996, the Debtors filed a joint plan of reorganization, which incorporated the terms of that agreement.

                  12. Since such plan was filed, the Debtors, the Senior Lenders, Nu-Tech and the Creditors' Committee have reached an agreement regarding treatment of general unsecured creditors under the reorganization plan. An amended plan will be filed not later than January 17, 1997, which will include certain revisions to the plan as originally filed, to reflect the agreement reached with the Creditors' Committee (the "Amended Plan"). As part of the agreement reached with the Creditors' Committee, and because the Creditors' Committee believes that the MSI Acquisition is in the best interests of the Debtors' estates, the Creditors' Committee agreed to support this Motion.

                         SUMMARY OF THE MSI ACQUISITION

                  13. Pursuant to the MSI Termsheet, the MSI Acquisition provides that PCL will acquire 100% of the MSI Stock from Nu-Tech for a total purchase price (the "Purchase Price") of $7,220,874.05 plus the Adjustment Amount. The Adjustment Amount shall be equal to any additional funds loaned or contributed by Nu-Tech to MSI after December 24, 1996 through the closing of the MSI Acquisition, including interest paid or accrued by Nu-Tech on funds it borrowed to finance its initial purchase of the MSI Stock, from December 2, 1996 until the date of the closing of the MSI Acquisition (the "Closing Date"). Nu-Tech estimates that the Adjustment Amount will not exceed $400,000.00.

                  14. The Purchase Price shall be payable as follows: (a) PCL shall pay Nu-Tech $2,220,874, plus the Adjustment Amount, in cash (which will be drawn from the DIP Loan) and (b) PCL shall issue to Nu-Tech a promissory note (the "Promissory Note") in the original principal amount of $5 million.

                  15. The Promissory Note shall accrue interest at the rate of 10% per annum and the principal amount thereof, together with all accrued interest and other fees and charges thereunder, shall become due and payable if:
(a) the Amended Plan, in form and substance acceptable to Nu-Tech and the Senior Lenders, is not confirmed on or before November 8, 1997; (b) the Debtor defaults in its obligations under the DIP Loan; or (c) the assets or stock of PCL are sold to a third party other than Nu-Tech. By operation of the Order Approving Termination Fee and Overbid Protection entered by the Court on January 6, 1997, payment of the Promissory Note must be made in full before any sale of the Debtors' stock or assets to a third party other than Nu-Tech could be consummated.

                  16. If the MSI Acquisition is approved, the Amended Plan will provide that all of PCL's obligations under the Promissory Note shall be satisfied in full by the issuance of 17% of the issued and outstanding stock of reorganized PCL under the Amended Plan, on the date it becomes effective. As set forth in paragraph 11 above, the plan as originally filed contemplated that Nu-Tech would acquire 17% of reorganized PCL's stock in exchange for $5 million in cash.

                  17. PCL's obligations under the Promissory Note shall be secured by a lien (the "Lien") encumbering all of PCL's assets (the "Assets"), including the MSI Stock, which shall be junior only to the lien securing repayment of the DIP Loan and to all validly perfected liens arising prior to the Petition Date in and to the Assets, other than the lien securing repayment of the prepetition indebtedness owed to the Senior Lenders and Nu-Tech. Without limiting the foregoing, the Lien shall be senior to any and all administrative claims, including claims with priority pursuant to Bankruptcy Code SectionSection 364(c) and 507(b), other than administrative claims "carved-out" of the lien granted to the Senior Lenders under the DIP Loan. Nu-Tech shall be granted immediate relief from the automatic stay to exercise any and all remedies available to it under the Promissory Note or with respect to the Lien in the event the Senior Lenders are granted relief from stay with respect to the DIP Loan. The Senior Lenders have agreed that, after payment in full of the DIP Loan, proceeds derived from a sale or liquidation of the Assets shall be paid to Nu-Tech until the Promissory Note has been paid in full.

                            THE MSI ACQUISITION IS IN
                   THE BEST INTERESTS OF THE DEBTORS' ESTATES

                  18. The Debtors, the Senior Lenders, Nu-Tech and the Creditors' Committee have all concluded that the MSI Acquisition is in the best interest of the Debtors' estates, and that the transaction should take place as soon as possible.

                  19. The parties have reached the conclusion that the MSI Acquisition is in the best interests of the Debtors' estates because, among other reasons:

                  (a) The combination of PCL and MSI will result in increased profitability for both entities because of economies of scale and cost savings;

                  (b) PCL is currently experiencing operating losses because annual revenues are being generated at a rate insufficient to produce operating profit. It is anticipated that, if the MSI Acquisition is consummated, the additional revenue generated by MSI's operations will result in the combined entities operating at a profit; and

                  (c) The Purchase Price is favorable to PCL relative to the amount of revenues expected to be contributed to

                  PCL. The purchase price is equal to the actual cost of Nu-Tech's investment in MSI.

                       AUTHORITY FOR THE REQUESTED RELIEF

                  20. Bankruptcy Code Section 363(b)(1) provides THAT: [t]he trustee, after notice and a hearing, may use, sell, or lease, other than in the ordinary course of business, property of the estate.

The debtor in possession or trustee may be authorized to take such action if there is an articulated business justification for the transaction, the transaction is in the best interests of the estate and the transaction is entered into in good faith. See, e.g., In re Wilde Horse Enterprises, Inc., 136 B.R. 830, 841 (Bankr. C.D. Ca. 1991) ("In approving any sale outside the ordinary course of business, the court must not only articulate a sufficient business reason for the sale, it must further find it is in the best interests of the estate, i.e., it is fair and reasonable, that it has been given adequate marketing, that it has been negotiated and proposed in good faith, that the purchaser is proceeding in good faith, and that it is an `arm's length' transaction.")

                  21. In particular, Section 363(b)(1) permits a debtor to use estate assets to acquire the stock of another entity provided there is good business justification. See In re Raytech Corporation, 190 B.R. 149 (Bankr. D. Conn. 1995). Thus, in In re Raytech Corporation, supra, a debtor in possession was authorized pursuant to Bankruptcy Code Section 363(b)(1) to acquire the stock of a third party where the purchase was intended to increase the market share of one of the debtor's subsidiaries and "[t]he purchase would also create economies of scale that would increase profitability and create synergies with the business of [acquired company]". Id., at 153.

                  22. As set forth in paragraph 18 above, all of the Debtors' major economic constituencies believe that the acquisition of the MSI Stock by PCL pursuant to the terms and conditions more fully outlined herein is in the best interests of the Debtors' estates.

                  WHEREFORE, the Debtors respectfully request that the Court enter an order, substantially in the form attached hereto as Exhibit A, authorizing PCL to: (i) acquire the MSI Stock pursuant to the terms and conditions more fully set forth herein; (ii) borrow $2,220,874.05 plus the Adjustment Amount pursuant to the DIP Loan to pay the cash portion of the Purchase Price; (iii) execute and deliver the Promissory Note; (iv) grant the Lien upon the terms and conditions, and with the priority more fully set forth in the Motion; (v) execute any and all documents reasonably necessary and appropriate to facilitate the acquisition of the MSI Stock; and (vi) grant such other relief as the Court deems proper.


Dated:  January 13, 1997               Respectfully submitted,

                                       JONES, DAY, REAVIS & POGUE



                                       ________________________________________
                                       Susanne Meline

                                       Attorneys for Debtors and
                                       Debtors in Possession

                       DECLARATION OF ROBERT H. WARSHAUER

                  I, Robert H. Warshauer, declare as follows:

                  I am over 18 years of age, and, if called as a witness, could and would testify as to the matters set forth below based on my personal knowledge, unless otherwise stated.

                  1. I am the partner of Ernst & Young LLP ("Ernst & Young"), the Debtors' financial advisors, responsible for Ernst & Young's representation of the Debtors. I make this declaration in support of the Debtors' Motion For Entry of Order Authorizing Physicians Clinical Laboratory, Inc. to Acquire All Issued and Outstanding Stock of Medical Science Institute (the "Motion"). All capitalized terms not otherwise defined herein shall have the same meaning as set forth in the Motion.

                  2. The Debtors provide clinical laboratory testing services throughout the state of California. As of January 30, 1996, the Debtors operated one full-service clinical laboratory in Sacramento, twenty (20) "stat" laboratories and more than two hundred (200) patient service centers ("PSC's") located in close proximity to referral sources throughout the Debtors' service areas.

                  3. As more fully set forth in the Debtors' disclosure statement ("Disclosure Statement") filed with this Court on or about December 2, 1996, PCL's net revenues for the fiscal years ended February 28, 1995 and February 29, 1996 were approximately $111 million and $90.3 million, respectively. However, at the present time, due to a continuing erosion in business, the Debtors estimate that their present annual revenues are approximately $57 million.

                  4. The Debtors have filed, or soon will file, a plan of reorganization (the "Plan") that reflects an agreement reached with the Senior Lenders, Nu-Tech and the Creditors' Committee.

                  5. Nu-Tech has offered to sell the MSI Stock to PCL for a Purchase Price equal to the Nu-Tech's actual investment in MSI. The MSI Purchase Price for the MSI Stock will be $7,220,874.05 plus the Adjustment Amount, payable as follows: (a) cash (which will be drawn against the DIP Loan) in the sum of $2,220,874.05 plus the Adjustment Amount; and (b) issuance of a Promissory Note to Nu-Tech in the original principal amount of $5 million. The Promissory Note shall accrue interest at the rate of 10% per annum and the principal amount thereof, together with all accrued interest and other fees and charges, shall become due and payable if: (i) PCL's currently contemplated Plan, in form and substance acceptable to Nu-Tech and the Senior Lenders, is not confirmed on or before November 8, 1997; (ii) the Debtors default in their obligations under the DIP Loan; or (iii) the assets or stock of PCL are sold to a third party. In the event the Plan is confirmed on or before November 8, 1997, however, all of PCL's obligations under the Promissory Note shall be satisfied in full by the issuance of 17% of the issued and outstanding stock of reorganized PCL pursuant to the Plan.

                  6. The Debtors have concluded that the MSI Acquisition is in the best interests of the Debtors' estates and that the MSI Acquisition should take place as soon as possible and should not await confirmation of the Plan.

                  7. The Debtors believe that the MSI Acquisition is in the best interest of the estates because, among other things:

                           (a) The combination of PCL and MSI will result in
                  increased profitability, as a result of cost savings and economies of scale;

                           (b) The purchase price is favorable to PCL in light
                  of the net revenues anticipated to be contributed to PCL by MSI; and

                           (c) PCL is currently experiencing operating losses;
                  it is anticipated that, if the MSI Acquisition is consummated, the combined entities will operate at a profit.

                  8. The Debtors believe that PCL should acquire the MSI Stock as soon as possible. Based on the Debtors' present revenues of approximately $57 million, their operations are experiencing operating losses. The contribution of approximately $12 million of revenues by MSI will be highly beneficial to the Debtors and will likely result in profitable operating results.

                  I declare under penalty of perjury under the laws of the United States that the foregoing is true and correct.

         Executed this 13th day of January, 1997, at Los Angeles, California.



                                       ________________________________________
                                       ROBERT H. WARSHAUER

                       DECLARATION OF J. MARVIN FEIGENBAUM

                  I, J. Marvin Feigenbaum, declare as follows:

                  I am over 18 years of age and, if called as a witness, could and would testify as to the matters set forth below based on my personal knowledge, unless otherwise stated.

                  1. I am the Chief Operating Officer of Physicians Clinical Laboratory, Inc. ("PCL" or the "Debtor"), Debtor and Debtor in Possession herein, President of Nu-Tech Bio-Med, Inc. ("Nu-Tech") and President of Medical Science Institute ("MSI"), a wholly-owned subsidiary of Nu-Tech. I make this declaration in support of the Debtors' Motion For Entry of Order Authorizing Physicians Clinical Laboratory, Inc. to Acquire All Issued and Outstanding Stock of Medical Science Institute (the "Motion"). All capitalized terms not otherwise defined herein shall have the same meaning as set forth in the Motion.

                  2. MSI is in the business of providing clinical laboratory testing services. MSI's laboratory is located in Burbank, California and MSI leases approximately twenty (20) PSC's, primarily in the Southern California area. MSI's present annual revenues are approximately $12 million.

                  3. On or about October 26, 1995, MSI commenced a Chapter 11 case entitled In Re Medical Science Institute, United States Bankruptcy Court, Central District of California, Case No. LA 95-37790 TD (the "MSI Bankruptcy Case"). On or about November 18, 1996, the Bankruptcy Court confirmed MSI's First Amended Plan of Reorganization (the "MSI Plan"), pursuant to which Nu-Tech acquired all of the issued and outstanding Stock of Reorganized

MSI. The total purchase price paid by Nu-Tech was approximately $6.75 million, comprised as follows:

                           (a) $2,210,595.56 in cash used to fund outstanding
                  administrative claims (including $750,000 of outstanding professional fees, which the MSI Plan provides can not exceed $1.175 million), non-tax priority claims and effective date lease payments;

                           (b) $2,540,480.75 paid to Austin Financial Services,
                  Inc. to satisfy its senior secured claim against MSI's assets; and

                           (c) $2 million of Nu-Tech stock paid to MSI's sole
                  shareholder.

                  4. In addition, pursuant to the MSI Plan, reorganized MSI assumed the obligation to:

                           (a) Satisfy outstanding, postpetition trade payables;

                           (b) Pay outstanding obligations with respect to
                  assumed leases;

                           (c) Pay approximately $425,000 in prepetition
                  priority taxes owed to the federal government with interest, over six years from the date of assessment; and

                           (d)      Pay the difference between allowed
                  professional fees (up to a cap of $1.175 million) and the $750,000 paid on or about the effective date, in payments over 15 months. Nu-Tech has guaranteed payment of the Unpaid Professional Fees (the "Nu-Tech Fee Guaranty").

                  5. In addition to the foregoing, Nu-Tech incurred approximately $64,800.00 of fees and expenses in acquiring MSI and, from the MSI effective date through December 24, 1996, has contributed an additional $405,000.00 to MSI in order to support its operations.

                  6. On December 2, 1996, Nu-Tech borrowed $2.5 million from a third party in order to acquire the Stock and will incur interest charges with respect to that loan through the date the proposed MSI Acquisition closes. Further, Nu-Tech believes that it may be necessary to loan or contribute additional funds to MSI prior to such date, but that such additional advances or contributions will not exceed approximately $400,000. Exclusive of this interest and any additional loans or contributions that may be made after December 24, 1996, Nu-Tech's total investment in MSI is $7,220,874.05.

                  I declare under penalty of perjury under the laws of the United States that the foregoing is true and correct.

                  Executed this 13th day of January, 1997, at Los Angeles, California.


                                       ________________________________________
                                       J. MARVIN FEIGENBAUM

David S. Kurtz
Timothy R. Pohl
JONES, DAY, REAVIS & POGUE
77 West Wacker
Chicago, Illinois  60601-1692
Telephone:  (312) 782-3939

Susanne Meline, Bar No. 169177
JONES, DAY, REAVIS & POGUE
555 West Fifth Street, Suite 4600
Los Angeles, California  90013-1025
Telephone:  (213) 489-3939

Attorneys for Debtors
and Debtors in Possession





                         UNITED STATES BANKRUPTCY COURT

                         CENTRAL DISTRICT OF CALIFORNIA



In re:                                )  Jointly Administered
                                      )  Case No. SV96-23185-GM
PHYSICIANS CLINICAL                   )
LABORATORY, INC.,                     )  Chapter 11
a Delaware corporation,               )
et al.,                               )  ORDER GRANTING MOTION OF DEBTORS
                                      )  AND DEBTORS IN POSSESSION FOR
                           Debtors.   )  ENTRY OF ORDER AUTHORIZING
                                      )  PHYSICIANS CLINICAL LABORATORY,
                                      )  INC. TO ACQUIRE ALL ISSUED AND
                                      )  OUTSTANDING STOCK OF MEDICAL
                                      )  SCIENCE INSTITUTE
                                      )
                                      )  Date:   [TO BE SET]
                                      )  Time:   [TO BE SET]
                                      )  Place:  Courtroom 303
                                      )          21041 Burbank Boulevard
--------------------------------------           Woodland Hills, CA  91367

                                      -22-
                                    Exhibit A

                  This matter is before the Court on the Motion for Entry of Order Authorizing Physicians Clinical Laboratory, Inc. to Acquire All Issued and Outstanding Stock of Medical Science Institute (the "Motion") filed by the above-captioned debtors and debtors in possession (collectively, the "Debtors"); the Court (i) having reviewed the Motion and (ii) having heard the statements of counsel in support of the relief requested in the Motion at a hearing before the Court; the Court finding that (a) the Court has jurisdiction over this matter pursuant to 28 U.S.C. SectionSection 157 and 1334; (b) this is a core proceeding pursuant to 28 U.S.C. Section 157(b)(2); and (c) the MSI Acquisition, as such term is defined in the Motion, is in the best interest of the Debtors' estates and creditors; and the Court being fully advised in the premises and having determined that there is just cause for the relief granted herein;

                  IT IS HEREBY ORDERED THAT:


                  1. All capitalized terms shall have the definitions assigned to them in the Motion.

                  2. The Motion shall be, and hereby is, granted.

                  3. Debtor PCL shall be, and hereby is, authorized to purchase 100% of the issued and outstanding capital stock of MSI for a purchase price of $7,220,874.05, plus the Adjustment Amount.

                  4. The Debtors shall be, and hereby are, authorized to take such steps and execute such documents and instruments as

                                      -23-
                                   Exhibit A
may be necessary or appropriate to implement and effectuate the terms and conditions of the MSI Acquisition.

                  5. The Debtors shall be, and hereby are, authorized to draw down on the DIP Loan in the amount of $2,220,874, plus the Adjustment Amount, in order to pay the cash portion of the Purchase Price to Nu-Tech.

                  6. PCL shall be, and hereby is, authorized to issue to Nu-Tech the Promissory Note in the original principal amount of $5 million under the terms and conditions set forth in the Motion.

                  7. To secure PCL's obligations under the Promissory Note, Nu-Tech shall be, and hereby is, effective upon consummation of the MSI Acquisition, granted a lien on all assets of PCL, including the MSI Stock, which lien shall be (a) junior only to the liens granted to the Senior Lenders under the DIP Loan and all validly perfected liens arising prior to the Petition Date, provided that the lien granted to Nu-Tech hereunder shall be senior in priority to the lien of the Senior Lenders securing their prepetition claims and (b) subject to the Carve-Out (as defined in the order of this Court dated December 3, 1996 approving the DIP Loan) to the same extent as the liens and indebtedness thereunder. In addition, Nu-Tech's claim with respect to the Promissory Note shall be, and hereby is, treated as an administrative claim senior to all other administrative claims, pursuant to sections 364(c) and 507(b) of the Bankruptcy Code, except for claims covered by the Carve-Out.

                                      -24-
                                   Exhibit A

                  8. In the event the Senior Lenders are granted relief from the automatic stay with respect to the DIP Loan, Nu-Tech shall also be, without any further order of this Court, granted relief from the automatic stay, pursuant to section 362 of the Bankruptcy Code, to exercise any and all remedies available to it under the Promissory Note or with respect to the Lien granted hereunder.


Dated: _________, 1997                 ________________________________________
                                       UNITED STATES BANKRUPTCY JUDGE

                                      -25-
                                    Exhibit A